

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 8, 2009

Mr. Jacob Roth
Chief Executive Officer
Royal Energy Resources, Inc.
256-260 Broadway, Suite 309
Brooklyn, New York 11211

>   **Re: Royal Energy Resources, Inc.**
>   **Form 10-K for the Fiscal Year Ended August 31, 2008**
>   **Filed November 20, 2008**
>   **File No. 0-52547**

Dear Mr. Roth:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief